Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017

TELEPHONE: + 1-212-455-7026 FACSIMILE: + 1-212-455-2502
Direct Dial Number (212) 455-7026	E-mail Address bissie.bonner@stblaw.com

June 12, 2025

VIA EDGAR

Yoon Choo

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	StepStone Private Equity Strategies Fund
File Nos. 333-286960; 811-24083

Dear Ms. Choo:

On behalf of StepStone Private Equity Strategies Fund (formerly, StepStone Private Equity Fund) (the “Fund”), this letter responds to written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Robert W. Long, Chief Executive Officer of StepStone Private Wealth LLC, the Fund’s investment adviser, via e-mail to the undersigned on June 4, 2025 regarding the filing of a registration statement on Form N-2 (the “Registration Statement”) for the Fund on May 5, 2025.

For the convenience of the Staff, the comments regarding the Registration Statement are set out below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. The Fund anticipates filing any changes to the Registration Statement described below in a Pre-Effective Amendment to the Registration Statement (the “Amendment”), which is being filed concurrently with this letter. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

Securities and Exchange Commission	June 12, 2025

General

1.

We note that the Registration Statement is missing information and exhibits (e.g., amended and restated Declaration of Trust, Bylaws, fee and expense information, and seed financial statements) and contains bracketed disclosures. We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Response: The Fund respectfully acknowledges the Staff’s comment. The Fund notes that it anticipates filing an additional pre-effective amendment at a later date to provide all missing information and exhibits prior to requesting acceleration of the effective date of the Registration Statement.

2.	Where a comment is made about disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response: The Fund respectfully acknowledges the Staff’s comment.

3.

Please advise us if you expect to submit any exemptive application(s) or no action request(s) in connection with the Registration Statement and the timing of any such request(s). In this regard, please inform us whether the Fund intends to request updated exemptive relief for co-investment transactions similar to the relief recently granted to FS Credit Opportunities Corp. et al. (Feb. 20, 2025).

Response: On April 11, 2025, an affiliate of the Fund filed an amendment to its application seeking exemptive relief (the “New Co-Investment Relief”) to engage in transactions with certain affiliates otherwise prohibited by Section 17(d) and Rule 17d-l of the Investment Company Act of 1940, as amended (the “1940 Act”). The New Co-Investment Relief has not yet been granted by the Commission, but the Fund intends to be an applicant in the next amendment to the Application and to rely on the New Co-Investment Relief when, and if, granted. The Fund does not otherwise expect to submit any exemptive applications or no action requests in connection with the Registration Statement.

Prospectus

Cover page

4.

We note the term “Private Equity” precedes the word “Fund” in the name. We believe the use of this term as written is misleading because the term “Private Equity Fund” connotes a specific type of unregistered investment fund, which a registered fund is not regardless of whether it provides access to private equity. Please revise the Fund’s name to avoid the potential for investor confusion.

Securities and Exchange Commission	June 12, 2025

Response: The Fund respectfully submits that the term “private” refers to private placements. However, the Fund confirms that, effective June 11, 2025, it changed its name to “StepStone Private Equity Strategies Fund,” and this new name will be reflected in the Amendment.

5.

The Fund’s name is subject to rule 35d-1. Capital commitments are not Assets as defined in rule 35d-1(g) and therefore should not be counted for purposes of compliance with the Fund’s 80% investment policy. Please revise the policy.

Response: The Fund notes that a number of other 1940 Act-registered closed-end funds have included capital commitments towards their 80% names rule policy (see, e.g., FS MVP Private Markets Fund and Hamilton Lane Private Assets Fund). The Fund believes it is appropriate to include capital commitments in its 80% names rule policy because these capital commitments are irrevocable and are treated as unfunded commitment agreements for purposes of Rule 18f-4, which means that the Fund must have a reasonable belief at the time of making the particular capital commitment that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due.

6.	In an appropriate location in the Prospectus, please disclose that Shareholders will be given 60 days’ advance notice of any change to the Fund’s 80% policy. (See rule 35d-1(a)(2)(ii).).

Response: The requested disclosure will be added in the Amendment.

7.	Please make the statement required by rule 481(b)(1) under the 1933 Act more prominent.

Response: The requested change will be made in the Amendment.

8.

Under Principal Investment Strategies, item (ii) specifically refers to equity or debt investments. Please revise references to “investments” elsewhere in the statement to clarify whether investments refer to equity and/or debt.

Response: The requested change will be made in the Amendment.

9.

Please add a prominent statement to the effect that the Fund should be considered a complex investment and entails substantial risks, and a prospective investor should invest in the Fund only if the investor can sustain a substantial or complete loss of their investment and is unlikely to need short-term access to the amounts invested. Please also provide prominent cross-references to the Prospectus discussion(s) of the factors that make the offering speculative or one of high risk. (See Item 1.1.j.)

Response: The requested disclosure will be added in the Amendment.

10.	Please add or revise disclosure under the To All Investors section to cover the following:

Securities and Exchange Commission	June 12, 2025

a.	Shareholders should not expect to be able to sell their Shares (other than through the limited repurchase program), regardless of how the Fund performs;

Response: The requested disclosure will be added in the Amendment.

b.	Shareholders should consider that they may not have access to the money they invest for an indefinite period of time;

Response: The requested disclosure will be added in the Amendment.

c.	Shareholders will bear substantial direct and indirect fees and expenses in connection with their investment; and

Response: The requested disclosure will be added in the Amendment.

d.	Private Equity Assets involve a high degree of business and financial risk that can result in substantial losses.

Response: The requested disclosure will be added in the Amendment.

Please also consider making the bullet points in the subsection more prominent.

Response: The disclosure will be updated in the Amendment.

11.

The Prospectus states that the Fund “will ordinarily declare and pay distributions from its taxable net investment income and distribute net realized capital gains, if any, at least once a year.” The Fund also does not have a managed distribution program or target a specific distribution rate. However, the third, fourth and fifth bullet points suggest return of capital will be a material risk. If return of capital is expected to be material to Shareholders, please add discussions in appropriate locations in the Prospectus.

Response: The Fund respectfully submits that it does not consider return of capital to be a material risk to Shareholders under the Fund’s distribution policy. The Fund confirms that it generally expects to fund distributions from net investment income and has added disclosure to this effect in the bullet points under “To All Investors” in the Amendment.

12.

At the end of the last paragraph following the bullet points, please add a prominent cross-reference to the sections of the Prospectus that discuss the Fund’s repurchase policies and attendant risks. (See Item 1.1.j.).

Response: The requested disclosure will be added in the Amendment.

Summary of Prospectus

13.

The synopsis should provide a clear and concise description of the key features of the offering and the Fund, with cross-references to relevant disclosures elsewhere in the Prospectus or SAI. (See Instruction to Item 3.2.) Please revise the first sentence of the introduction accordingly and ensure that each Q&A includes a cross-reference(s) to the more detailed disclosure in the Prospectus or SAI.

Securities and Exchange Commission	June 12, 2025

Response: The disclosure will be updated in the Amendment.

14.	Please add a Q&A briefly addressing the types of material conflicts the Adviser anticipates and how it will eliminate or manage conflicts to ensure the Fund is treated fairly and equitably over time.

Response: The requested disclosure will be added in the Amendment.

Q: What is Stepstone Private Equity Fund?

15.

We note the reference to “controlling ownership in the target company, project or property” under Co-Investments. Please clarify in the disclosure whether the Fund, Adviser, or their respective affiliates will control or be responsible for operating Private Equity Assets.

Response: The Fund notes that the aforementioned disclosure regarding controlling ownership refers to ownership collectively by the Investment Manager and co-investors, including the Fund, in the target companies in which the Fund makes Co-Investments, and the Fund itself does not intend to acquire controlling ownership over or operate any Private Equity Assets. The Fund’s Co-Investments are expected to consist of minority or non-controlling investments. The disclosure will be updated in the Amendment accordingly.

—Secondary Investments

16.

The Fund will deploy capital into “[s]econdary purchases of existing investments in (i) individual operating companies or assets [emphasis added].” Please disclose what secondary assets the Fund intends to purchase (outside of individual operating companies or Investment Funds).

Response: The Fund will replace the references to “assets” in this disclosure with “projects or properties” in the Amendment.

17.

Please supplementally explain how the Fund intends to purchase and sell investments in private secondary markets. Specifically, please highlight if there are bid/asks associated with particular investments and describe the availability and frequency of such price information. Please disclose the mechanics of secondary market investments, including any consents or other considerations, that may impact your ability to acquire or dispose of such investments.

Response: The Fund will make purchases and sales in Secondaries through bespoke, privately-negotiated transactions. These Secondaries will take the form of either general partner (“GP”)-led transactions (i.e., a GP wishes to sell assets of a fund before the end of its term) or limited partner (“LP”)-led (i.e., an LP wishes to sell its interest in one or more private equity funds before the end of its/their term). Through its vast network and deep knowledge of the private markets, StepStone is able to source potential Secondaries for the Fund. StepStone will meet with the GP or LP seeking to sell the position and will submit the Fund’s bid after conducting its diligence of the investment opportunity.

Securities and Exchange Commission	June 12, 2025

The market for Secondaries does not function like a public secondary market in which there are regular bid/asks associated with a given investment opportunity. Price is determined based upon mutual agreement between the parties involved in the negotiation for the purchase or sale of the investment opportunity. Typically, in LP-led secondary transactions, the GP’s consent will be required before the transaction can be finalized.

18.	Please supplementally inform us if secondary purchase transactions generally include a commitment for future capital calls by the Private Equity Assets or deferred payments on investments purchased.

Response: In a secondary transaction, the buyer will acquire an interest in existing private investment funds or individual operating companies, projects or properties and, as a result, will take on any future funding obligations in exchange for future returns and distributions.

19.

Please supplementally inform us if, for secondary transactions, certain parties may have a right of first refusal on a transaction. In such cases, please describe the Fund’s accounting policy for recognizing such assets. Please cite to applicable U.S. GAAP.

Response: In certain instances, LPs may have a right of first refusal to purchase the interests in (i) the assets of a private investment fund that the Fund seeks to purchase in a GP-led secondary transaction or (ii) a private investment fund that the Fund seeks to purchase in an LP-led secondary transaction. However, the Fund does not consider this to be a material risk to its investment strategy since the subject interest of a given transaction has typically already been previously offered to existing LPs prior to it being made available to the Fund for purchase. Accordingly, the Fund does not have a specific accounting policy related to right of first refusal associated with the Secondaries in which it invests. In addition, the Fund notes that any such transaction subject to a right of first refusal would not be considered a Fund investment until the transaction has been consummated between the Fund and the relevant party.

Q: What is the Fund’s investment strategy?

20.

Consistent with discussions of the Fund’s investment strategy on the cover page and Investment Program—Types of Investment Structures, please add a reference to Primary Investments in the first bullet point.

Response: The requested disclosure will be added in the Amendment.

Q: How does the Fund compensate the Adviser and Sub-Adviser for the management of the underlying assets and other administrative requirements associated with the ongoing operation of the Fund?

21.

The Q&A discusses some of the costs of investing in the Fund but does not discuss the costs of the Fund’s investments in Investment Funds, operating companies, and other assets, which may be significant. Please revise the question and add disclosure addressing these costs.

Securities and Exchange Commission	June 12, 2025

Response: The disclosure will be updated in the Amendment.

Q: Will there be any limitation on the fees charged by the Fund?

22.	Please add “or Expense Cap in effect at the time such fees and expenses were waived, reimbursed, or paid” to the end of the last sentence.

Response: The requested disclosure will be added in the Amendment.

Q: What are the principal risks involved in an investment in the Fund?

23.

Please revise the third to last bullet to make clear that there are two levels of fair valuation. The Investment Funds the Fund invests in may use fair value for some or all of its portfolio pursuant to its own policies and procedures. The Fund will fair value its investments in Private Equity Assets, including investments in Investment Funds. One or both of these fair value determinations may prove to be inaccurate. Please also add that incorrect valuations of Private Equity Assets could have an adverse effect on the Fund’s net asset value and Shareholder transactions in the Shares.

Response: The requested disclosure will be added in the Amendment.

Summary of Fees and Expenses

24.

In the second paragraph, please consider disclosing that Shareholders may pay other fees (such as placement fees or wrap account fees) to their financial institutions which are not reflected in the table and Examples.

Response: The requested disclosure will be added in the Amendment.

25.

We believe that certain categories of expenses listed as “extraordinary expenses” in Note 7 may not qualify as such under available SEC guidance. (See Instruction 1.(d) to Item 27A(c) of Form N-1A.) Please update the list of extraordinary expenses in line with the guidance. Expenses removed from the list of extraordinary expenses may be listed as Specified Expenses that are not covered by the Expense Limitation and Reimbursement Agreement.

Response: The Fund respectfully disagrees but has updated the disclosure to address the Staff’s comment.

26.

Please revise the disclosure under Example to clarify that (a) all distributions are reinvested at net asset value, and (b) if accurate, the Fund’s operating expenses remain the same, except that the example incorporates the fee waiver/expense reimbursement only for the first year. (See General Instruction 11 to Item 3.)

Securities and Exchange Commission	June 12, 2025

Response: The requested disclosure will be added in the Amendment.

27.	Please supplementally confirm the Fund will disclose the cost of each Private Equity Asset within the Schedule of Investments as required by 12-12 of Regulation S-X.

Response: The Fund confirms that it will disclose the cost of each Private Equity Asset within its Schedule of Investments.

Structure

28.	Please add to the end of the first paragraph that the Fund currently intends to conduct semi-annual repurchase offers for 5% of its outstanding Shares.

Response: The requested disclosure will be added in the Amendment.

Investment Program

Investment Strategies

—Commitment Strategy

29.

Disclosure in the Summary of Prospectus suggests that Primary Investments are part of the Fund’s principal investment strategy and defines Primary Investments as “investments in Investment Funds actively fundraising that have not yet invested a significant portion of their capital commitments in Private Equity Assets (e.g., less than 25%).” Please contrast this statement with disclosure under —Commitment Strategy where Primary Investments are not listed among the principal elements of the Adviser’s investment strategy, and the disclosure states that “the Fund may make commitments to Primary Investment Funds that have deployed a substantial portion of their commitments prior to the time of the Fund’s commitment. The Fund treats these Primary Investment Fund commitments as Secondaries.” If Primary Investments are not a principal component of the Fund’s investment strategy, please revise the cover page and Summary of Prospectus accordingly. Also, please reconcile the definition of Primary Investment throughout.

Response: The Fund respectfully submits that the disclosure under —Commitment Strategy is intended to explain the Fund’s management of the J-Curve associated with its investments in Primary Investment Funds. The Fund confirms that Primary Investments. are a principal component of the Fund’s strategy and has revised the disclosure under —Commitment Strategy to clarify this point.

—Risk Management

30.

The disclosure states “[t]o enhance the Fund’s liquidity, particularly in times of possible net outflows through the repurchase of Shares, the Advisers may from time to time determine to sell certain of the Fund’s assets.” Please provide more information on the circumstances under which the Adviser may sell the Fund’s assets, and how the Adviser will determine which, and how many, assets to sell. To the extent the Fund’s selling activity may impact prices available in secondary markets, cause the Fund to recognize losses on the sale, or to mark down investments not sold, please revise the disclosure to address.

Securities and Exchange Commission	June 12, 2025

Response: The requested disclosure will be added in the Amendment.

Geographic Regions

31.	The disclosure states that “the Fund will principally invest in U.S.-domiciled investments.” Please add this component of the investment strategy to the cover page and Summary of Prospectus.

Response: The requested disclosure will be added in the Amendment.

Types of Investment Structures

—Secondary Investments

32.

The disclosure states “Secondary Investments acquired at a discount may result in unrealized gains at the time the Fund next calculates its daily NAV.” In appropriate locations in the Prospectus, please explain in plain English terms: (a) how Secondary Investments acquired at a discount may result in unrealized gains at the Fund’s next NAV calculation; (b) the impact of these unrealized gains on the Fund’s NAV and investment performance: (c) any attendant risks to the mark-up to NAV; and (d) any tax impact to Shareholders.

Response: The requested disclosure will be added in the Amendment.

Leverage

33.

The Fund expects to borrow money through a credit facility. Please supplementally inform us if the terms of the credit facility are expected to be finalized before the requested date of acceleration. If so, please update the discussion of the credit facility in a pre-effective amendment to disclose any investment restrictions or other material terms. Please also file the credit facility agreement as an exhibit.

Response: The Fund has not currently finalized the terms of any credit facility. If it does finalize the terms of a credit facility prior to the requested date of acceleration, the disclosures regarding the Fund’s use of leverage will be updated in a subsequent pre-effective amendment prior to seeking acceleration.

Securities and Exchange Commission	June 12, 2025

Types of Investments and Related Risks

34.

All the Fund’s principal risks should be disclosed. (See Item 8.3.a.) Please revise the title of the section, and the discussion under —General accordingly. In this regard, we believe that the risks related to the Fund’s Share Repurchase Program and the limited liquidity of the Shares are material risks that should be disclosed. Please also summarize any principal risks that are added under Summary of Prospectus.

Response: The requested disclosure will be added in the Amendment.

Principal Investment Related Risks

—Special Situations and Distressed Investments, and —Financial Institutions Risk

35.

If special situations and distressed investments, or investments in financial institutions are principal risks for the Fund, in an appropriate location in the investment strategy discussion, please add disclosure on these types of investments. As applicable, revised disclosure should address the Adviser’s intentions and capabilities investing in special situations including whether the Fund will participate in workouts, restructurings, and similar transactions or may together with affiliates acquire control of, or operate, an investment. Otherwise, please delete the risk factor(s).

Response: The above-referenced risk factors will be moved to the Statement of Additional Information in the Amendment.

—Geographic Concentration Risks, and —Sector Concentration

36.

To the extent the Fund expects to make significant investments in one or more Investment Funds or other investments that invest significantly in any particular geographic region or sector(s), please disclose these in the investment strategy discussions. In this regard we note that the Fund discloses Technology Sector and Financial Sector risks.

Response: The Fund confirms that no additional strategy or risk disclosures are required in response to the Staff’s comment.

—Emerging Markets, —Currency Risk, and —Non-U.S. Risk

37.

We note that emerging markets, currency, and non-U.S. risks are listed as principal risk factors. If these are principal risks of the Fund, please add disclosure regarding non-U.S. investments on the cover page and in Summary of Prospectus.

Response: The requested disclosure will be added in the Amendment.

Securities and Exchange Commission	June 12, 2025

—Investments in Non-Voting Stock; Inability to Vote

38.	Please consider explaining in the disclosure why the Fund seeks to eliminate its voting rights.

Response: The requested disclosure will be added in the Amendment.

Principal Risks Related to Private Equity Assets

—Valuations Subject to Adjustment

39.

The disclosure states “[b]ecause such adjustments or revisions, whether increasing or decreasing the NAV of the Fund, and therefore the Fund, at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect [emphasis added] the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds.” To aid investor comprehension, please consider revising to make explicit that if the Fund’s NAV is adjusted after Shareholders have received their repurchase proceeds, the adjustment will not, in most cases, result in an adjustment to a Shareholder’s repurchase proceeds. Therefore, Shares may be repurchased at an NAV that may later turn out to have been incorrect.

Response: The disclosure will be updated in the Amendment to reflect that if the Fund’s NAV is adjusted after Shareholders have received their repurchase proceeds, the adjustment will not, in most cases, result in an adjustment to a Shareholder’s repurchase proceeds. The Fund respectfully disagrees that Shareholders would have had their Shares repurchased at a NAV that was incorrect and will not add corresponding disclosure in the Amendment, as a NAV adjustment does not necessarily mean that the pre-adjusted NAV was incorrect at the time Shareholders received their repurchase proceeds.

40.

For ease of investor comprehension, please elaborate in the disclosure on the statements that “[t]he same principles apply to the purchase of Shares,” and “[n]ew Shareholders may be affected in a similar way.” In this regard, please see our comment immediately above.

Response: The disclosure will be updated in the Amendment to address the impact of NAV adjustments on purchases of Shares.

41.	Please supplementally explain the Fund’s NAV correction procedures, including the circumstances under which the Fund will reprocess Shareholder transactions.

Response: In the event an NAV error is identified, the Fund’s Chief Compliance Officer (“CCO”) will be notified. The CCO will consult with the Principal Financial Officer of the Fund and possibly others, including Fund counsel, to determine what corrective action is required in order to comply with the Fund’s NAV correction procedures. The determination will include an assessment of the financial impact of the NAV error or errors on the Fund’s NAV and, if appropriate, impacted shareholders. The CCO will ensure that the Adviser and, where applicable, service providers are informed to determine the course of action that should be taken.

Securities and Exchange Commission	June 12, 2025

All NAV errors will be corrected promptly after they are discovered and the correction will carry through to all future NAV determinations. Whether a loss to the Fund as a result of an error should also be corrected retroactively will depend on whether the error is considered to be material. To determine materiality, an analysis will be performed for all subsequent days until the error has been corrected.

There are three materiality levels that are used to determine the type of adjustment required in the event of an NAV correction, at each class level or fund level as applicable:

Level 1: NAV correction is less than $0.01 per share. No shareholder transactions will be reprocessed.

Level 2: NAV correction is greater than $0.01 per share but less than 1⁄2 of 1% of the corrected NAV. Shareholder transactions are not required to be reprocessed, but shareholder transactions can be reprocessed at the corrected NAV if deemed practical and the NAV will be restated.

Level 3: NAV correction is greater than $0.01 per share and greater than 1⁄2 of 1% of the corrected NAV. Shareholder transactions will be reprocessed at the corrected NAV for any shareholders who have been adversely impacted by the error and the NAV will be restated. If a shareholder received a benefit from the error, either the Fund will be made whole if there is a loss or shareholder transactions will be reprocessed if possible or practical. However, only shareholder accounts that were impacted by greater than a de minimis amount of $10 are required to be adjusted.

—Termination of the Fund’s Interest in an Investment Fund, and —Commitment Strategy

42.

The disclosure references the Fund’s over-commitment strategy. If over-commitment is a principal investment strategy of the Fund, please add appropriate disclosure to the investment strategy discussions.

Response: The requested change will be made in the Amendment.

—Tax Status

43.	Please briefly disclose the risk to Shareholders if the Fund fails to qualify as a RIC under the Code.

Response: The requested disclosure will be added in the Amendment.

Securities and Exchange Commission	June 12, 2025

Fund Expenses

44.	The first paragraph states that the Administrator provides or arranges for “analyzing the value of the Fund’s assets”. Please supplementally explain the Administrator’s role with respect to valuation.

Response: The Administrator and the Adviser are the same entity, StepStone Private Wealth LLC, which, in its capacity as the Adviser, has been designated by the Fund’s Board as the “valuation designee” for purposes of Rule 2a-5 of the 1940 Act. The disclosure will be updated in the Amendment to remove the above-referenced disclosure.

45.

One of the bullets indicates the Fund is responsible for “costs and charges related to purchasing, holding, selling or trading cryptocurrencies, digital assets or other investments ...” Please tell us why this language is included and what the Fund’s intentions are with respect to cryptocurrencies and digital assets.

Response: The above-referenced disclosure will be deleted in the Amendment.

Calculation of Net Asset Value

46.	Please address the following comments regarding calculation of NAV:

a.	Explain what is meant by “the close of business on each business day” (i.e., close of trading (normally 4:00 p.m. Eastern Time) on each day the NYSE is open for business);

Response: The requested disclosure will be added in the Amendment.

b.	Disclose in a general manner any national holidays when Shares will not be priced; and

Response: The requested disclosure will be added in the Amendment.

c.	Disclose how the Fund calculates its NAV per Share.

Response: The requested disclosure will be added in the Amendment.

47.	Please explain the term “capital account value” in the fourth paragraph.

Response: The requested disclosure will be added in the Amendment.

48.

Please supplementally describe, when determining fair value for investments in Private Equity Assets, whether the Fund intends to use NAV as a practical expedient in accordance with ASC 820. If so, please discuss how often the Adviser will receive information related to the asset’s NAV and describe the type of information the Adviser expects to receive (e.g. capital statement or annual report). Where NAV as a practical expedient is not utilized, please additionally describe how the Fund will calibrate to observable market data, including any private secondary information.

Securities and Exchange Commission	June 12, 2025

Response: The Fund confirms that it intends to use NAV as a practical expedient to determine fair value of Private Equity Assets in accordance with ASC 820. The Fund expects that it will typically receive updates from GPs with respect to the valuation of the Fund’s investments within 45-60 days after the end of each quarter, and audited financial statements within 120 days after year end.

In determining fair value, the Fund may incorporate public benchmark returns that are relevant to the Private Equity Assets under consideration to adjust fair values as of the relevant Determination Date. The public benchmark returns are adjusted for long-term, historical correlations between public and private investment returns and other relevant factors. The Fund would not use NAV as a practical expedient in the context of direct investments in Private Equity Assets, in which case it would calibrate using available market data.

Purchase of Shares

—Purchase Terms

49.

Please disclose in an appropriate location in the Prospectus that the Fund has received exemptive relief from SEC that permits the Fund to, among other things, issue multiple classes of Shares and to impose sales loads and asset-based distribution fees.

Response: The requested disclosure will be added in the Amendment.

50.

The disclosure states that “[a] Selling Agent may, in its discretion, waive all or a portion of the sales load [on Class S Shares] for certain investors.” Per the exemptive relief relied upon by the Fund to issue multiple classes of Shares, the Fund, Distributor and each Selling Agent must comply with rule 22d-1. (See Conversus StepStone Private Markets, et al. (File No. 812-15074), Release No. IC-33815 (March 12, 2020) (notice), Release No. IC-33851 (April 23, 2020) (order)). Please disclose with specificity any sales charge variations available through the Fund, Placement Agent or Selling Agents. Please also note these scheduled variations under Fund Fees and Expenses and direct investors to the more detailed information included elsewhere in the Prospectus.

Response: The above-referenced disclosure will be deleted in the Amendment.

51.

The disclosure states “[t]he Fund reserves the right to repurchase all of the Shares held by a Shareholder if the Shareholder’s account balance in the Fund, as a result of repurchase or transfer requests by the Shareholder, is less than $[10,000].” Please address the following comments:

a.	Supplementally explain how these repurchases are consistent with section 23(c) of the 1940 Act and rule 23c-2 thereunder; and

Response: The Fund does not expect that any such repurchase of Shares would be within the scope of Rule 23c-2, as the purchase likely would not be made “in accordance with the terms of” the Shares or the charter, indenture or other instrument pursuant to which the Shares were issued. The Fund expects that any such repurchase of Shares would be made in accordance with Section 23(c) and Rule 23c-1 and the conditions thereunder.

Securities and Exchange Commission	June 12, 2025

b.

Supplementally explain why it is appropriate to repurchase Shares in accounts with balances of under $[10,000] when the minimum purchase amount for Class S and Class D Shares is $5,000. If the $10,000 minimum will be retained, please add disclosure to the Prospectus to prominently disclose this reservation.

Response: The Fund respectfully submits that the bracketed reference to $10,000 relates to Class I Shares of the Fund, not Class S and Class D Shares, and the minimum purchase amount for Class I Shares is $1,000,000 for initial investments and $100,000 for additional investments. Notwithstanding the foregoing, the bracketed reference to $10,000 will be updated to $5,000 in the Amendment.

52.

References to “investor application,” “particular offering,” “next offering,” and “cut-off dates,” do not appear to be consistent with the Fund’s distribution plan. Please revise the disclosure accordingly.

Response: The requested changes will be made in the Amendment.

Plan of Distribution

53.

The disclosure states that “Shares will be sold only to eligible investors.” The Prospectus does not discuss shareholder eligibility criteria. Please delete or supplementally explain why it would not be appropriate to do so.

Response: The Fund confirms that there is no investor eligibility criteria to purchase Shares. The above-referenced disclosure will be deleted in the Amendment.

54.	If the underwriting agreement provides for indemnification of the underwriter by the Fund against 1933 Act or 1940 Act liability, please briefly describe such provisions. (See Item 5.4.)

Response: The requested disclosure will be added in the Amendment.

Share Repurchase Program

55.

Following the bolded statement in the first paragraph, please add that there is no guarantee that the Fund will repurchase sufficient Shares for the Shareholder to meet minimum annual distributions from a retirement account.

Response: The requested disclosure will be added in the Amendment.

56.	The disclosure states “[t]he Fund’s repurchase offers may subject the Fund and Shareholders to special risks.” Please add a cross reference to the relevant risk disclosure.

Response: The requested disclosure will be added in the Amendment.

Securities and Exchange Commission	June 12, 2025

57.

The section discusses the Fund’s Share repurchase program while Share purchases are separately discussed under Purchase of Shares. To avoid potential confusion, please consider deleting references to purchase orders in the fifth paragraph as well as the statement that “investors’ purchase orders will be priced at the Fund’s net asset value next computed after they are received by an authorized broker or the broker’s authorized designee.” Similarly, please consider removing references to repurchase orders under Purchase of Shares and the statement “[i]nvestors’ repurchase orders will be priced in accordance with the Share Repurchase Program.”

Response: The requested changes will be made in the Amendment.

58.	In an appropriate location, please [disclose] that Shareholders may withdraw Shares tendered for repurchase or modify a previous tender at any time prior to the Repurchase Request Deadline.

Response: The requested disclosure will be added in the Amendment.

Notice to Shareholders

59.	Please add the following disclosure to the subsection:

a.	That the notice will set forth the procedures to withdraw or modify tenders before the Repurchase Request Deadline; and

Response: The requested disclosure will be added in the Amendment.

b.	That the Fund will provide notice to Shareholders of any suspension or postponement of a repurchase offer.

Response: The requested disclosure will be added in the Amendment.

Distribution Policy

60.	Please supplementally describe the accounting treatment for distributions received from Private Equity Fund investments. Please cite applicable U.S. GAAP.

Response: The Fund will evaluate distributions received from Investment Funds and Co-Investments to determine whether they represent dividend income, interest income, realized gain/loss or return of capital. In accordance with ASC 946, investment companies must recognize (i) dividend income, interest income and realized gain/loss as return on investment, and (ii) return of capital as a reduction in the cost basis of the investment. To the extent a distribution exceeds the remaining cost basis of an investment, based on information provided by the Investment Manager of such investment, the excess amount is recognized as a realized gain distribution from investments. There is no explicit U.S. GAAP rule for determining whether a distribution is a return on or return of investment.

Securities and Exchange Commission	June 12, 2025

61.	Please disclose from whom Shareholders may obtain additional information about the DRIP, including a telephone number or address. (See Item 10.1.e.(3).)

Response: The requested disclosure will be added in the Amendment.

Tax Aspects

62.	Please disclose whether Shareholders will be subject to the alternative minimum tax. (See Instruction 2 to Item 10.4.)

Response: The Fund submits that whether or not the alternative minimum tax (“AMT”) applies to a particular Shareholder will depend on facts and circumstances unique to that Shareholder in each year in which it holds Shares, including its pre-AMT taxable income and the deductions it has claimed that are required to be added back to the pre-AMT taxable income to determine whether the AMT applies. Accordingly, AMT-specific consequences as these are not known and cannot be known by the Registrant with certainty with respect to each Shareholder, either at the time of the initial offering of Shares or in any year thereafter. Accordingly, the Fund respectfully declines to add the requested disclosure in the Amendment.

Investment Funds

63.

The disclosure states that the Fund may employ one or more U.S. subsidiaries to ensure that the Fund satisfies the Code’s gross income test. If the Fund expects to employ subsidiaries, please address the following comments:

a.	Add disclosure about the use of subsidiaries to the investment strategy discussions and any attendant risk disclosure;

Response: The requested disclosure will be added in the Amendment.

b.	Disclose that “subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund;[1]

Response: The requested disclosure will be added in the Amendment.

c.	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (section 8) on an aggregate basis with the subsidiary;

Response: The requested disclosure will be added in the Amendment.

[1]

“Primarily controlled” means (a) the registered fund controls the unregistered entity within the meaning of section 2(a)(9), and (b) the registered fund’s control of the unregistered entity is greater than that of any other person.

Securities and Exchange Commission	June 12, 2025

d.

Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (section 18) on an aggregate basis with the subsidiary so that the Fund treats the subsidiary’s debt as its own for purposes of section 18;

Response: The requested disclosure will be added in the Amendment.

e.

Disclose that any investment adviser to the subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined;

Response: The Fund acknowledges the Staff’s comment and will add the requested disclosure in the Amendment.

f.	Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (section 17). Identify the custodian of the subsidiary, if any;

Response: The Fund does not currently have any subsidiaries. The Fund confirms that the custodian for any future subsidiary will be identified.

g.

Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary;

Response: The Fund will update the disclosure as requested if and when it utilizes a subsidiary in the future.

h.

If the Fund has a wholly-owned subsidiary, please confirm that the wholly-owned subsidiary’s management fee, if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table; and

Response: The Fund confirms that the management fees of any wholly owned subsidiary of the Fund will be charged directly to the Fund and not at the wholly owned subsidiary-level. Since the Fund’s future wholly owned subsidiaries would be consolidated, their expenses will be included in the Fund’s fees and expenses table. The Fund’s “Other Expenses” in the Fund’s fees and expenses table will represent the estimated annual other expenses of the Fund and any future wholly owned subsidiaries based on annualized other expenses for the then current fiscal year.

Securities and Exchange Commission	June 12, 2025

i.

If the Fund invests only through wholly-owned and majority-owned subsidiaries, please disclose that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by the Fund.

Response: The requested disclosure will be added in the Amendment.

ERISA Considerations

64.	Please remove the Shareholder waiver (third to last paragraph of the section) or supplementally explain why it would not be appropriate to do so.

Response: The Fund respectfully acknowledges the Staff’s comment but believes it would not be appropriate to remove the third to last paragraph of the section (beginning with “By acceptance of any class of Shares, each Shareholder will be deemed to have represented and warranted…”). The fiduciary of any ERISA employee benefit plan or other plan subject to similar law is charged with, among other things, avoidance of non-exempt prohibited transactions. Such fiduciaries are required to confirm whether any transaction involving the plan constitutes a prohibited transaction and, if it does, whether all requirements of an exemption are satisfied. As such, issuers such as the Fund rely on representations from the fiduciary to confirm that this analysis has been completed with respect to the purchase of shares. Thus, removal of this paragraph would leave the Fund at risk of selling shares to an ERISA investor for whom the sale would be a prohibited transaction.

Statement of Additional Information

Investment Policies and Practices

—Fundamental Policies

65.	With respect to the Fund’s fundamental policy on concentration, please address the following:

a.	Add “or group of industries” immediately after “any single industry” (See Item 17.2.e.); and

Response: The requested disclosure will be added in the Amendment.

b.

The Fund must consider the investments of underlying investment companies when determining whether the Fund is complying with its own concentration policy. Please revise the fundamental policy and add disclosure following the

Securities and Exchange Commission	June 12, 2025

fundamental investments restrictions stating that in determining compliance with its concentration policy, the Fund will consider to the extent practicable the underlying investments of the investment companies in which it invests.

Response: The disclosure regarding the Fund’s fundamental policies will be updated in the Amendment to include a notation regarding the Fund’s treatment of investments in other investment companies for purposes of its concentration policy.

66.	Please revise the Fund’s fundamental policy on Share repurchases to add the requirements of rule 23c-3(b)(2)(i)(C) to the policy itself.

Response: The requested disclosure will be added in the Amendment.

Part C

Item 30. Indemnification

67.	Please revise the disclosure considering the requirements of rules 461(c) and 484 under the 1933 Act, or supplementally explain how the current disclosure satisfies those requirements.

Response: Rule 461(c) provides that the Commission may refuse to accelerate the effective date of a fund’s registration statement where the fund is organized or administered pursuant to any instrument that “protects or purports to protect any director or officer of the company against any liability to the company or its security holders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.” The disclosure under Item 30 of the Registration Statement refers to Article 5.2 of the Fund’s Agreement and Declaration of Trust (the “DOT”), which will be filed as an exhibit to the Amendment. Article 5.2 of the DOT provides that “no [Trustee or officer of the Fund] shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his or her position.” In addition, the disclosure under Item 30 of the Registration Statement provides that the Fund will apply the indemnification provisions of the DOT in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980), which is SEC guidance that provides that an indemnification provision in a fund’s charter or bylaws does not violate Section 17(h) or Section 17(i) of the 1940 Act if it precludes indemnification for any liability, whether or not there is an adjudication of liability, arising by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duties as described in Section 17(h) and Section 17(i) and sets forth reasonable and fair means of determining whether indemnification shall be made. Accordingly, the disclosure regarding the indemnification provisions of the DOT is consistent with Rule 461(c) because the disclosure indicates that no Trustee or officer of the Fund would be entitled to indemnification for any liability arising out of willful misfeasance, bad faith, gross negligence or reckless disregard of duties. The Fund will also add a reference in the Item 30 disclosure to Article 5.1 of the DOT, which is also consistent with Rule

Securities and Exchange Commission	June 12, 2025

461(c) and provides that no “Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his or her duty to such Person.”

In addition, the Fund respectfully submits that undertaking no. 6 set out under “Item 34. Undertakings” in the Registration Statement includes the undertaking required by Rule 484 under the 1933 Act. The Fund notes that Form N-2 requires this undertaking to be included under Item 34, which is why the undertaking is not included under Item 30.

Signatures

68.	Please ensure that the pre-effective amendment contains the signatures required by section 6(a) of the 1933 Act.

Response: The Fund confirms that the Amendment will contain the signatures required by section 6(a) of the 1933 Act.

*  *  *  *  *  *  *  *

Securities and Exchange Commission	June 12, 2025

Please do not hesitate to call me at (212) 455-7026 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Robert W. Long, StepStone Group Private Wealth LLC

Dean Caruvana, StepStone Group Private Wealth LLC

Ryan P. Brizek, Simpson Thacher & Bartlett LLP

David C. Howe, Simpson Thacher & Bartlett LLP

Anna Sheu, Simpson Thacher & Bartlett LLP